UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-41324

AKANDA CORP.

(Registrant’s Name)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Annual General Meeting of Common Shareholders and Information Circular

99.2	Form of Proxy Card

99.3	Management Discussion and Analysis for the Year Ended December 31, 2021

99.4	Audited Financial Statements for the Years Ended December 31, 2021 and 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.

By:	/s/ Tejinder Virk
Name:	Tejinder Virk
Title:	Chief Executive Officer and Director

Date: June 9, 2022